UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 05, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Placing of 103.6m Shares in Barclays Africa dated 05 May 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 05, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 05, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

PLACING OF 103.6 MILLION ORDINARY SHARES IN BARCLAYS AFRICA GROUP LIMITED ("BARCLAYS AFRICA")

5 May 2016

Further to the announcement released on 4 May 2016, Barclays has sold 103,592,491ordinary shares in the capital of Barclays Africa (representing 12.2% of Barclays Africa's issued share capital) at a price of ZAR 126 per share through an accelerated bookbuild placing (the "Placing"), raising aggregate gross sale proceeds of approximately ZAR 13,053 million (£603 million)1. Upon settlement, the Placing is expected to result in a pro forma increase of approximately 10 basis points on the 31 March 2016 CET1 ratio.

Barclays Bank PLC, acting through its investment bank ("Barclays Investment Bank") is acting as sole global coordinator and joint bookrunner, together with Citigroup Global Markets Limited, J.P. Morgan Securities plc (which conducts its UK investment banking activities as J.P. Morgan Cazenove) and UBS Limited (the "Managers") who, together with Barclays Investment Bank, are acting as joint bookrunners on the Placing (together, the "Joint Bookrunners").

Following completion of the Placing, Barclays will hold 424.7 million ordinary shares in the capital of Barclays Africa, representing approximately 50.1% of Barclays Africa's issued share capital.

All of the remaining ordinary shares in Barclays Africa held by Barclays PLC or its subsidiaries (excluding Barclays Africa and its subsidiaries) not sold in the Placing will be subject to a 90 day lock-up restriction from settlement. During this period, the lock-up restriction may be waived with the consent of the Managers (such consent not to be unreasonably withheld or delayed).

The proceeds of the Placing are payable in cash on usual settlement terms, and settlement of the Placing is expected to occur on a T+5 basis on 12 May 2016, subject to the satisfaction or waiver of certain customary conditions.

1Exchange Rate ZARGBP 0.0462 as of 4 May 2016 (source: Bloomberg)

Enquiries:

Barclays Investor Relations:
Kathryn McLeland +44 (0) 20 7116 4943

Barclays Media Relations:
Tom Hoskin +44 (0) 20 7116 6927

Barclays Investment Bank (Sole Global Coordinator and Joint Bookrunner):
Kunal Gandhi +44 (0)20 7623 2323
Tom Swerling +44 (0)20 7623 2323
Chris Madderson +44 (0)20 7623 2323

Citigroup (Joint Bookrunner):
Michael Lavelle +44 (0) 20 7986 6000
Suneel Hargunani +44 (0) 20 7986 6000

J.P. Morgan (Joint Bookrunner):
Ina De +44 (0) 20 7742 4000
Alexander Large + 44 (0) 20 7742 4000

UBS (Joint Bookrunner):
Christopher Smith +44 (0) 20 7567 8000
Gareth McCartney +44 (0) 20 7567 8000

IN THE FOLLOWING NOTICES REFERENCES TO "BARCLAYS" ARE TO BARCLAYS BANK PLC IN ITS CAPACITY AS SELLER OF THE PLACING SHARES AND TO BARCLAYS PLC.

THIS MESSAGE AND THE INFORMATION CONTAINED HEREIN IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT"). ANY SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFER OF SECURITIES IS TO BE MADE IN THE UNITED STATES AND NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, AUSTRALIA OR JAPAN. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES, CANADIAN, AUSTRALIAN OR JAPANESE SECURITIES LAWS.

THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) "QUALIFIED INVESTORS" WITHIN THE MEANING OF DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE "PROSPECTUS DIRECTIVE") AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER") OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER OR ARE PERSONS TO WHOM AN OFFER OF THE PLACING SHARES MAY OTHERWISE LAWFULLY BE MADE.

THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING, NOR AN OFFER TO SELL OR TO SUBSCRIBE, NOR A SOLICITATION TO OFFER TO PURCHASE OR TO SUBSCRIBE FOR SECURITIES IN ANY JURISDICTION. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFERING OR SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY BARCLAYS OR ANY OF THE JOINT BOOKRUNNERS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD, OR WHICH IS INTENDED TO, PERMIT A PUBLIC OFFER OF THE SECURITIES IN ANY JURISDICTION OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY BARCLAYS AND THE JOINT BOOKRUNNERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY APPLICABLE RESTRICTIONS.

WITH RESPECT TO THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHICH HAVE IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH A "RELEVANT MEMBER STATE"), NO ACTION HAS BEEN UNDERTAKEN OR WILL BE UNDERTAKEN TO MAKE AN OFFER TO THE PUBLIC OF THE PLACING SHARES SOLD BY BARCLAYS REQUIRING A PUBLICATION OF A PROSPECTUS IN ANY RELEVANT MEMBER STATE. AS A CONSEQUENCE, THE PLACING SHARES MAY ONLY BE OFFERED OR SOLD IN ANY RELEVANT MEMBER STATE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE.

NO PROSPECTUS OR OFFERING DOCUMENT HAS BEEN OR WILL BE PREPARED IN CONNECTION WITH THE PLACING. ANY INVESTMENT DECISION TO BUY SECURITIES IN THE PLACING MUST BE MADE SOLELY ON THE BASIS OF PUBLICLY AVAILABLE INFORMATION. SUCH INFORMATION IS NOT THE RESPONSIBILITY OF AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY ANY OF BARCLAYS OR THE JOINT BOOKRUNNERS OR ANY OF THEIR RESPECTIVE AFFILIATES.

THE JOINT BOOKRUNNERS ARE AUTHORISED BY THE PRUDENTIAL REGULATORY AUTHORITY AND REGULATED BY THE FINANCIAL CONDUCT AUTHORITY AND PRUDENTIAL REGULATORY AUTHORITY, ARE ACTING FOR BARCLAYS ONLY IN CONNECTION WITH THE PLACING AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN BARCLAYS FOR PROVIDING THE PROTECTIONS OFFERED TO THE RESPECTIVE CLIENTS OF THE JOINT BOOKRUNNERS, NOR FOR PROVIDING ADVICE IN RELATION TO THE PLACING OR ANY MATTERS REFERRED TO IN THIS ANNOUNCEMENT.

THIS ANNOUNCEMENT HAS BEEN ISSUED ON BEHALF OF AND IS THE SOLE RESPONSIBILITY OF BARCLAYS. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS OR WILL BE MADE AS TO, OR IN RELATION TO, AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY THE JOINT BOOKRUNNERS OR ANY OF THEIR RESPECTIVE AFFILIATES (EXCLUDING BARCLAYS) AS TO, OR IN RELATION TO, THE ACCURACY OR COMPLETENESS OF THIS ANNOUNCEMENT OR ANY STATEMENT MADE IN CONNECTION WITH THE MATTERS REFERRED TO HEREIN, AND ANY LIABILITY (WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE) IS THEREFORE EXPRESSLY DISCLAIMED.

FORWARD-LOOKING STATEMENTS
THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO THE BARCLAYS GROUP (THE "GROUP"). BARCLAYS CAUTIONS READERS THAT NO FORWARD-LOOKING STATEMENT IS A GUARANTEE OF FUTURE PERFORMANCE AND THAT ACTUAL RESULTS OR OTHER FINANCIAL CONDITION OR PERFORMANCE MEASURES COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE FACT THAT THEY DO NOT RELATE ONLY TO HISTORICAL OR CURRENT FACTS. FORWARD-LOOKING STATEMENTS SOMETIMES USE WORDS SUCH AS 'MAY', 'WILL', 'SEEK', 'CONTINUE', 'AIM', 'ANTICIPATE', 'TARGET', 'PROJECTED', 'EXPECT', 'ESTIMATE', 'INTEND', 'PLAN', 'GOAL', 'BELIEVE', 'ACHIEVE' OR OTHER WORDS OF SIMILAR MEANING. EXAMPLES OF FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE STATEMENT IN RELATION TO THE EXPECTED PRO FORMA INCREASE IN THE 31 MARCH 2016 CET1 RATIO. BY THEIR NATURE, FORWARD-LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTY BECAUSE THEY RELATE TO FUTURE EVENTS AND CIRCUMSTANCES. THESE MAY BE AFFECTED BY CHANGES IN LEGISLATION, THE DEVELOPMENT OF STANDARDS AND INTERPRETATIONS UNDER IFRS, EVOLVING PRACTICES WITH REGARD TO THE INTERPRETATION AND APPLICATION OF ACCOUNTING AND REGULATORY STANDARDS, THE OUTCOME OF CURRENT AND FUTURE LEGAL PROCEEDINGS AND REGULATORY INVESTIGATIONS, FUTURE LEVELS OF CONDUCT PROVISIONS, THE POLICIES AND ACTIONS OF GOVERNMENTAL AND REGULATORY AUTHORITIES, GEOPOLITICAL RISKS AND THE IMPACT OF COMPETITION. IN ADDITION, FACTORS INCLUDING (BUT NOT LIMITED TO) THE FOLLOWING MAY HAVE AN EFFECT: CAPITAL, LEVERAGE AND OTHER REGULATORY RULES (INCLUDING WITH REGARD TO THE FUTURE STRUCTURE OF THE GROUP) APPLICABLE TO PAST, CURRENT AND FUTURE PERIODS; UK, US, AFRICA, EUROZONE AND GLOBAL MACROECONOMIC AND BUSINESS CONDITIONS; THE EFFECTS OF CONTINUED VOLATILITY IN CREDIT MARKETS; MARKET RELATED RISKS SUCH AS CHANGES IN INTEREST RATES AND FOREIGN EXCHANGE RATES; EFFECTS OF CHANGES IN VALUATION OF CREDIT MARKET EXPOSURES; CHANGES IN VALUATION OF ISSUED SECURITIES; VOLATILITY IN CAPITAL MARKETS, PARTICULARLY THOSE WITH SIGNIFICANT SOUTH AFRICAN EXPOSURE; ; THE ABILITY OF BARCLAYS TO SUCCESSFULLY DEPLOY THE PROCEEDS OF ANY SALES OF BARCLAYS AFRICA SHARES; CHANGES IN CREDIT RATINGS OF ANY ENTITIES WITHIN THE GROUP OR ANY SECURITIES ISSUED BY SUCH ENTITIES; THE POTENTIAL FOR ONE OR MORE COUNTRIES EXITING THE EUROZONE; THE IMPLEMENTATION OF THE STRATEGIC COST PROGRAMME; AND THE SUCCESS OF FUTURE ACQUISITIONS, DISPOSALS AND OTHER STRATEGIC TRANSACTIONS. A NUMBER OF THESE INFLUENCES AND FACTORS ARE BEYOND THE GROUP'S CONTROL. AS A RESULT, THE GROUP'S ACTUAL FUTURE RESULTS, DIVIDEND PAYMENTS, AND CAPITAL AND LEVERAGE RATIOS MAY DIFFER MATERIALLY FROM THE PLANS, GOALS, AND EXPECTATIONS SET FORTH IN THE GROUP'S FORWARD-LOOKING STATEMENTS. ADDITIONAL RISKS AND FACTORS WHICH MAY IMPACT THE GROUP'S FUTURE FINANCIAL CONDITION AND PERFORMANCE ARE IDENTIFIED IN OUR FILINGS WITH THE SEC INCLUDING OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED 31 DECEMBER 2015 (2015 20-F), WHICH ARE AVAILABLE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV; AND IN OUR ANNUAL REPORT FOR THE FISCAL YEAR ENDED 31 DECEMBER 2015, WHICH IS AVAILABLE ON THE BARCLAYS INVESTOR RELATIONS WEBSITE AT WWW.BARCLAYS.COM/INVESTORRELATIONS.

ANY FORWARD-LOOKING STATEMENTS MADE HEREIN SPEAK ONLY AS OF THE DATE THEY ARE MADE AND IT SHOULD NOT BE ASSUMED THAT THEY HAVE BEEN REVISED OR UPDATED IN THE LIGHT OF NEW INFORMATION OR FUTURE EVENTS. EXCEPT AS REQUIRED BY THE PRUDENTIAL REGULATION AUTHORITY, THE FINANCIAL CONDUCT AUTHORITY, THE LONDON STOCK EXCHANGE PLC (THE LSE) OR APPLICABLE LAW, BARCLAYS EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT ANY CHANGE IN BARCLAYS' EXPECTATIONS WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED. THE READER SHOULD, HOWEVER, CONSULT ANY ADDITIONAL DISCLOSURES THAT BARCLAYS HAS MADE OR MAY MAKE IN DOCUMENTS IT HAS PUBLISHED OR MAY PUBLISH VIA THE REGULATORY NEWS SERVICE OF THE LSE AND/OR HAS FILED OR MAY FILE WITH THE SEC, INCLUDING THE 2015 20-F.